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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                            PREDICTIVE SYSTEMS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                Andrew Zimmerman
                             Chief Executive Officer
                            Predictive Systems, Inc.
                         19 West 44th Street, 9th Floor
                            New York, New York 10036
                                 (212) 659-3400

   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                            Alexander D. Lynch, Esq.
                               Adam M. Dinow, Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                         12 East 49th Street, 30th Floor
                            New York, New York 10017
                                 (212) 999-5800

                            CALCULATION OF FILING FEE
===============================================================================
                         Transaction Valuation+           Amount of Filing Fee
----------------------------------------------------      ---------------------
 $694,313...........................................            $139.00**
===============================================================================
  + Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 6,626,701 shares of common stock of Predictive Systems, Inc. having an aggregate value of $694,313 as of September 17, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.
**  Previously paid.
[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                         Amount Previously Paid: $139.00
                      Form or Registration No.: Schedule TO
                     Filing Party: Predictive Systems, Inc.
                         Date Filed: September 19, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying common stock is 74036w102.
===============================================================================
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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends the Tender Offer Statement on Schedule TO filed by Predictive Systems, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on September 19, 2002 (the "Schedule TO"), relating to an offer by the Company to exchange certain outstanding options to purchase shares of the Company's common stock, as set forth in the Schedule TO, held by eligible employees of the Company for new options to purchase shares of the Company's common stock (the "Offer to Exchange"). This Offer to Exchange will occur upon the terms and subject to the conditions described in (1) the Offer to Exchange Certain Outstanding Options for New Options filed as Exhibit
(a)(1) to the Schedule TO, (2) the Election Form filed as Exhibit (a)(2) to the Schedule TO, (3) the Election Form for Individuals Subject to Tax in the Netherlands filed as Exhibit (a)(3) to the Schedule TO, (4) the Memorandum from Chief Executive Officer to Employees dated September 19, 2002 filed as Exhibit
(a)(4) to the Schedule TO, and (5) the Notice to Withdraw from the Offer filed as Exhibit (a)(5) to the Schedule TO. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents."

         The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated by reference in answer to the items required in this Schedule TO. Except as amended hereby, all of the terms of the Offer to Exchange remain unchanged.

         This Amendment No. 1 amends Item 4 of the Schedule TO as follows:

Item 4. Terms of the Transaction.

                  (i) The terms of the Offer to Exchange state that the Offer to Exchange is open only to employees who reside and work in the United States, Germany, the United Kingdom and the Netherlands. The Offer to Exchange is hereby amended so that the Offer to Exchange will be open to all employees of the Company, regardless of the country where an employee resides and works.

                  (ii) The terms of the Offer to Exchange state that employees who hold over 500,000 options, the maximum number of options that may be issued per year to a single employee pursuant to the Company's 1999 Stock Incentive Plan, must tender all of their options in exchange for a maximum of 500,000 new options. The Offer to Exchange is hereby amended so that employees holding over 500,000 options will only have to tender 500,000 of their currently outstanding options in exchange for 500,000 new options.

         This Amendment No. 1 amends Item 10 of the Schedule TO in order to add the following summary financial statements:
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Item 10. Financial Statements.

                                                                        Year Ended                      Three months ended
                                                                12/31/01          12/31/00          6/30/02           3/31/02
                                                             -------------     -------------     -------------     -------------
                                                                                                           (unaudited)
Total current assets                                         $  58,597,875     $ 118,235,780     $  37,247,803     $  48,536,002

Total noncurrent assets                                      $  43,895,417     $ 128,092,757     $   4,660,297     $  43,419,946

Total current liabilities                                    $  17,336,076     $  18,604,625     $  12,385,443     $  13,870,910

Total noncurrent liabilities                                 $     220,385     $   4,029,626     $     258,744     $     239,811

Total revenues                                               $  70,080,273(1)  $  91,195,989(1)  $  11,957,887     $  15,030,567

Gross profit                                                 $  15,147,097(1)  $  38,130,277(1)  $   2,676,992     $   3,964,911

Loss before cumulative effect of change in
      accounting principle                                   $(140,873,146)    $  (3,887,197)    $ (25,348,018)    $  (8,252,271)
Cumulative effect of change in accounting principle                   --                --                --         (23,307,626)
                                                             -------------     -------------     -------------     -------------
Net loss                                                     $(140,873,146)    $  (3,887,197)    $ (25,348,018)    $ (31,559,897)

Basic and diluted loss per common share before
      cumulative effect of change in accounting principle    $       (3.91)    $       (0.15)    $       (0.68)   $       (0.22)
Cumulative effect of change in accounting principle                   --                --                --              (0.63)
                                                             -------------     -------------     -------------     -------------
Basic and diluted net loss per common share                  $       (3.91)    $       (0.15)    $       (0.68)   $       (0.85)
Book value per common share                                  $        1.34     $        3.10     $        0.72    $        1.14

(1) Certain prior year amounts have been reclassified to conform to their current year presentation.

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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                             PREDICTIVE SYSTEMS, INC.



                                            By:  /s/ ANDREW ZIMMERMAN
                                                 ------------------------------
                                                 Andrew Zimmerman
                                                 Chief Executive Officer

Date: October 10, 2002